BITMINE IMMERSION TECHNOLOGIES, INC.

800 Connecticut Avenue

Norwalk, Connecticut 06854

April 28, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bitmine Immersion Technologies, Inc. Request to Withdraw Registration Statement on Form S-3 File No. 333-295329

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bitmine Immersion Technologies, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registration Statement on Form S-3 (File No. 333-295329) together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2026.

The Registrant requests the withdrawal of the Registration Statement because it was inadvertently tagged as an “S-3” in the EDGAR system whereas the Registrant intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Registrant will promptly refile the Registration Statement using the code “S-3ASR” (the “Refiled Registration Statement”) and requests the filing date of the Refiled Registration Statement to be April 24, 2026.

The Registrant confirms that the Registration Statement was not declared effective and no securities were sold pursuant to the Registration Statement.

If you have any questions regarding this letter, please contact Michael Blankenship of Winston & Strawn LLP at (713) 651-2600 or mblankenship@winston.com.

Sincerely,

/s/ Chi Tsang
Chi Tsang
Chief Executive Officer